B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2016
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 2, 2016 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company”, “B2Gold” or “we”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2016 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

B2Gold Corp. is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua) and one mine under construction in Mali. In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Otjikoto Mine in Namibia, which achieved commercial production on February 28, 2015, the Masbate Mine in the Philippines and La Libertad Mine and El Limon Mine in Nicaragua. The Company presently has an effective 90% interest in the Fekola Project in Mali (as described below, it is expected that the State of Mali will acquire an additional 10% interest), an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

Consolidated gold production in the third quarter of 2016 was another quarterly record of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) higher than the same period in 2015. The excellent quarter highlights the continued very strong performance of the Masbate Mine and record quarterly production from the Otjikoto Mine. Following another very strong operational quarter at the Masbate Mine, its 2016 annual production guidance has been increased to between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold). The Company’s other operating mines remain on track to meet their full-year production guidance.

Consolidated cash operating costs1 for the three months ended September 30, 2016 were another record low of $491 per ounce, $73 per ounce (or 13%) lower than budget and $93 per ounce (or 16%) lower than the prior year quarter. The significant improvement in consolidated cash operating costs against both budget and the third quarter of 2015 reflects ongoing cost optimization efforts at all sites, lower fuel costs at all sites and higher production at the Otjikoto, Libertad and Masbate Mines. The Otjikoto Mine had record quarterly cash operating costs (refer to “Non-IFRS Measures) of $344 per ounce, $20 per ounce (or 5%) below budget and $49 per ounce (or 12%) below the same period in 2015.

Consolidated gold production for the first nine months of 2016 was a year-to-date record 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015.

Consolidated gold sales for the three months ended September 30, 2016 were 145,029 ounces at an average realized price of $1,331 per ounce for record consolidated quarterly revenues of $193.0 million. Consolidated gold sales for the nine months ended September 30, 2016 were 396,757 ounces at an average realized price of $1,266 per ounce for consolidated nine month revenues of $502.1 million.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $495 per ounce of gold for the nine months ended September 30, 2016, which was $86 per ounce(or 15%) lower than budget and $155 per ounce (or 24%) lower than the nine months ended September 30, 2015. The reduction in budgeted consolidated cash operating costs for the nine month period ended September 30, 2016 was primarily driven by the same factors that positively impacted the third quarter.

All-in sustaining costs for the three months ended September 30, 2016 were $702 per ounce, $134 per ounce (or 16%) below budget and $173 per ounce (or 20%) lower than the third quarter of 2015. All-in sustaining costs for the nine months ended September 30, 2016 were $765 per ounce, $195 per ounce (or 20%) below budget and $236 per ounce (or 24%) lower than the same period of 2015. The reductions for both the three and nine month periods were primarily driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, prestripping and underground development activity. The Company expects higher than budgeted capital expenditures in the fourth quarter of 2016 as some of these timing differences reverse but total capital expenditures are still expected to be below budget for the year. As a result, the Company has provided a revised guidance range for all-in sustaining costs below.

For the third quarter of 2016, the Company generated net income of $35.7 million ($0.04 per share) compared to a net loss of $13.6 million (negative $0.02 per share) in the third quarter of 2015. Adjusted net income was $48.6 million ($0.05 per share) compared to $2.2 million ($0.00 per share) in the third quarter of 2015. For the nine months ended September 30, 2016, the Company generated a net income of $30.5 million ($0.04 per share) compared to a net loss of $30.0 million (negative $0.03 per share) in the comparable period of 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the first nine months of 2016 was $96.5 million ($0.10 per share) compared to $11.7 million ($0.01 per share) in the comparable period of 2015.

On August 2, 2016, the Company decided to proceed with the expansion of the mill at the Fekola Project and approved an $18 million expansion budget for additional items including one additional leach tank, a pebble crusher and an additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial feasibility study projections of approximately 350,000 ounces of gold per year for the first seven years of operation.

During the current year, the Company approved increases to the Fekola Project budget for 2016 totalling $27.5 million including $6.1 million for 2016 plant expansion costs, $10 million related to relocating the village of Fadougou and $4.8 million related to the change in timing of ordering certain mine fleet items. The impact of the increase to the Fekola Project budget for the nine months ended September 30, 2016, is an increase in costs of approximately $17.6 million. Capital expenditures on the Fekola Project in the first nine months of 2016 totaled $161.6 million versus a revised Fekola Project budget of and $182.1 million. Expenditures on the Fekola Project to date were $291.0 million including $37.9 million of preconstruction expenditures compared with a revised Fekola Project budget to date of $301.9 million. Overall, the Fekola Project remains on budget and the variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

In March 2016, the Company entered into a series of prepaid sales (“Prepaid Sales”) transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. Proceeds from the Prepaid Sales totalled $120 million and significantly increased the Company’s cash flows from operating activities in the first quarter. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to increase operating cash flows, resulting in consolidated cash flows from operating activities of $90.3 million and $329.5 million for the three and nine month periods respectively.

As at September 30, 2016, the Company remained in a strong financial position with working capital of $114.9 million (December 31, 2015 - $104.7 million) including unrestricted cash and cash equivalents of $123.8 million (December 31, 2015 - $85.1 million). In addition, the Company has $200 million of undrawn capacity on its revolving credit facility (December 31, 2015 - $125 million) and a Euro 71.4 million term equipment facility, subject to financing conditions, (the “Equipment Facility”) with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations (including maintaining available liquidity of at least $100 million) and fund the construction of the Fekola Project through completion (forecast to be the fourth quarter of 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM” Agreement) with two placement Agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s shelf prospectus and “at the market” prospectus supplement. The ATM Agreement runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) ) February 11, 2018, or (iii) termination by one of parties in accordance with the ATM Agreement. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. During the quarter ended September 30, 2016, the Company issued 7.6 million shares for net proceeds for $24.7 million under the ATM Agreement.

B2Gold is projecting another record year for gold production in 2016. Following the uplift in guidance for the Masbate Mine, the Company is now on track to meet a revised annual consolidated production guidance range of between 535,000 to 575,000 ounces of gold in 2016 (up from the original consolidated guidance range of between 510,000 to 550,000 ounces of gold).

The Company has also updated its cash cost and all-in sustaining cost guidance for the year. The Company now expects consolidated cash operating costs and all-in sustaining costs to be lower than its original guidance, with a revised consolidated cash operating cost range of $500 to $ 535 per ounce (original guidance was $560 to $595 per ounce) and revised consolidated all-in sustaining costs range of $780 to $ 810 per ounce (original guidance was $895 to $925 per ounce).

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2“All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3“Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

REVIEW OF FINANCIAL RESULTS

Selected Quarterly and Year-to-date Financial and Operating Results

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Gold revenue(2) ($ in thousands)	193,049	139,250	502,104	414,648

Net income (loss) ($ in thousands)	35,678	(13,585)	30,523	(30,028)

Earnings (loss) per share – basic (3) ($/share)	0.04	(0.02)	0.04	(0.03)

Earnings (loss) per share – diluted (3) ($/share)	0.04	(0.02)	0.03	(0.03)

Cash flows from operating activities ($ in thousands)	90,316	33,911	329,473	126,889

Gold sold, excluding Otjikoto pre-commercial production results (ounces)	145,029	124,481	396,757	353,703

Average realized gold price(2) ($/ounce)	1,331	1,119	1,266	1,172

Gold sold, total including Otjikoto pre-commercial production results (ounces)	145,029	124,481	396,757	372,169

Gold produced, excluding Otjikoto pre-commercial production results (ounces)	146,686	124,371	409,772	342,981

Gold produced, total including Otjikoto pre-commercial production results (ounces)	146,686	124,371	409,772	361,796

Cash operating costs(1)(2) ($/ounce gold)	491	584	495	650

Total cash costs(1)(2) ($/ounce gold)	544	627	542	697

All-in sustaining costs(1)(2) ($/ounce gold)	702	875	765	1,001

Adjusted net income (1)(2))(3) ($ in thousands)	48,617	2,187	96,466	11,704

Adjusted earnings per share (1)(2)(3) – basic ($)	0.05	0.00	0.10	0.01

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

(2)	The results for the nine months ended September 30, 2015 include the results from the Otjikoto Mine from March 1, 2015.

(3)	Attributable to the shareholders of the Company.

(4)	Cash flows from operating activities for the nine months ended September 30, 2016 include the $120 million in proceeds from the Prepaid Sales transactions.

Third quarter 2016

Revenue

Consolidated gold revenue in the third quarter of 2016 was a quarterly record $193 million on record sales of 145,029 ounces at an average price of $1,331 per ounce compared to $139.3 million on sales of 124,481 ounces at an average price of $1,119 per ounce in the third quarter of 2015. The 39% (or $53.7 million) increase in gold revenue was mainly attributable to a 17% increase in gold sales volume and a 19% increase in the average realized gold price.

In the third quarter of 2016, the Masbate Mine accounted for $75.7 million (Q3 2015 - $49.8 million) of gold revenue from the sale of 56,500 ounces (Q3 2015 – 44,500 ounces), the Otjikoto Mine accounted for $60.1 million (Q3 2015 - $42.4 million) of gold revenue from the sale of 45,529 ounces (Q3 2015 – 37,899 ounces), the Libertad Mine accounted for $41.9 million (Q3 2015 - $32.7 million) of gold revenue from the sale of 31,400 ounces (Q3 2015 – 29,282 ounces) while $15.5 million (Q3 2015 - $14.3 million) was contributed by the Limon Mine from the sale of 11,600 ounces (Q3 2015 – 12,800 ounces).

Production and operating costs

Consolidated gold production in the third quarter of 2016 was another quarterly record of 146,686 ounces, 6% (or 7,988 ounces) above budget and 18% (or 22,315 ounces) higher than the same period in 2015. The excellent quarterly results highlight the continued strong performance of the Masbate Mine and record quarterly production from the Otjikoto Mine. Following another very strong operational quarter at the Masbate Mine, its 2016 annual production guidance has been increased to between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold). The Company’s other operating mines remain on track to meet their full-year production guidance.

In the third quarter of 2016, consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $491 per ounce, $73 per ounce (or 13%) below budget and $93 per ounce (or 16%) below the third quarter of 2015. The significant improvement in consolidated cash operating costs against both budget and the third quarter of 2015 reflects ongoing cost optimization efforts at all sites, lower fuel costs at all sites and higher production at the Masbate, Otjikoto and Libertad Mines. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2016 were $702 per ounce, $134 per ounce (or 16%) below budget $173 per ounce (or 20%) lower than the third quarter of 2015. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites during the quarter due to the timing of prestripping and underground development activity. The Company expects higher than budgeted capital expenditures in the fourth quarter of 2016 as some of these these differences reverse but expects that total capital expenditures will still be below budget for the year. As a result, the Company has provided a revised guidance range for all-in sustaining costs (see year to date results).

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $44.2 million in the third quarter of 2016 compared to $35.7 million in the same period in 2015. The increase in depreciation expense was mainly due to a 17% increase in the gold ounces sold. The depreciation charge per ounce of gold sold was $305 per ounce compared to $287 per ounce for the same period in 2015. The 6% increase in the depreciation charge per ounce of gold is the result of higher mineral property balances due to additions during the period.

Other

General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A costs decreased in the third quarter of 2016 compared to the third quarter of 2015 by approximately $0.7 million to $8.1 million. The decrease is primarily a result lower legal expenses than in the third quarter of 2015.

Net income for the third quarter includes a $9.7 million charge for impairment of long-lived assets. The Company made the decision to restructure its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. in Nicaragua. This transaction is expected to close within the next 12 months. As a result, the property has been written down to its estimated fair value of $3.2 million and impairment losses totalling $8.5 million were recognized in net income during the quarter. In addition, an impairment loss of $1.2 million was recognized on the Quebradona property in Colombia.

The Company’s results for the third quarter of 2016 included a non-cash mark-to-market loss of $9.3 million on the convertible senior subordinated notes compared to a gain of $12.5 million in the third quarter of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2016 the convertible notes were trading at 102.9% of par value compared with 99.3% at June 30, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.44 at September 30, 2016 from C$3.24 at June 30, 2016.

The Company reported $2.3 million (net of capitalized interest) in interest and financing expense during the third quarter of 2016 as compared with $3.1 million in the third quarter of 2015. The decrease in interest expense was primarily due to higher interest capitalization rates in the current period due to more qualifying expenditures at the Fekola Project. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended September 30, 2016, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $3.1 million (Q3 2015 – $0.3 million).

For the three months ended September 30, 2016, the Company recorded $12.5 million of unrealized gains on derivative instruments (2015 - $9.2 million of losses). The net unrealized gains were comprised of $10.8 million related to gold derivative instruments, $1.1 million related to the Company’s forward fuel price contracts and $0.6 million related to interest rate swaps. For the three months ended September 30, 2016, the Company recorded a realized loss of $3.3 million (2015 - $0.9 million) on derivative instruments, comprised of a realized loss of $2.5 million on gold derivative instruments and a realized loss of $0.8 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the current revolving credit facility in 2015, these contracts are now recognized at fair value each reporting period with changes in the fair value going through the statement of operations.

The Company recorded a net current income tax expense of $6.7 million in the third quarter of 2016 compared to an expense of $4.9 million in the third quarter of 2015. The increase in the current income tax expense is the result of higher gold revenues at the Libertad Mine as well as increased withholding taxes related to the Company’s activities in Mali and Namibia.

For the third quarter of 2016, the Company generated a net income of $35.7 million ($0.04 per share) compared to a net loss of $13.6 million (negative $0.02 per share) in the third quarter of 2015. Adjusted net income (refer to “Non-IFRS Measures”) was $48.6 million ($0.05 per share) compared to $2.2 million ($0.00 per share) in the third quarter of 2015. Adjusted net income in the third quarter of 2016 primarily excluded impairment of long-lived assets of $9.7 million, non-cash mark-to-market losses of $9.3 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, share-based payments of $4.0 million, unrealized gains on derivative instruments of $12.5 million and a deferred income tax expense of $2.5 million.

Cash flow from operating activities almost tripled to $90.3 million ($0.10 per share) in the third quarter of 2016 from $33.9 million ($0.04 per share) in the third quarter of 2015. This increase was mainly due to a $53.8 million increase in revenue and a $5.3 million reduction in production costs. In addition, during the three months ended September 30, 2016, the Company collected $7.0 million on its long-term value-added tax receivables.

As at September 30, 2016, the Company remained in a strong financial position with working capital of $114.9 million (December 31, 2015 - $104.7 million) including unrestricted cash and cash equivalents of $123.8 million (December 31, 2015 - $85.1 million). In addition, the Company has $200 million of undrawn capacity on its revolving credit facility (December 31, 2015 - $125 million) and, subject to financing conditions, a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL. The Company believes that this liquidity coupled with continued strong operating cash flows from its existing mine operations, will provide adequate resources both to maintain operations (including maintaining available liquidity of at least $100 million) and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

Year-to-date results

Revenue

Gold revenue for the nine months ended September 30, 2016 was a nine month record of $502.1 million on record sales of 396,757 ounces at an average price of $1,266 per ounce compared to $414.6 million (or $437.7 million including $23.1 million of pre-commercial sales from Otjikoto) on sales of 353,703 ounces (or 372,169 ounces including 18,466 ounces of pre-commercial sales from Otjikoto) at an average price of $1,172 per ounce in the nine months ended September 30, 2015.

For the nine months ended September 30, 2016, the Masbate Mine accounted for $200.0 million (2015 - $159.4 million) of gold revenue from the sale of 157,100 ounces (2015 – 135,600 ounces),the Otjikoto Mine accounted for $146.5 million (2015 - $126.3 million) from the sale of 116,657 ounces (2015 – 107,297 ounces), the Libertad Mine accounted for $115.1 million (2015 - $101.9 million) of gold revenue from the sale of 90,600 ounces (2015 – 86,672 ounces) while $41.0 million (2015 - $50.1 million) was contributed by the Limon Mine from the sale of 32,400 ounces (2015 – 42,600 ounces).

Production and operating costs

Consolidated gold production for the first nine months of 2016 was a year-to-date record 409,772 ounces, 6% (or 22,651 ounces) above budget and 13% (or 47,976 ounces, including 18,815 ounces of pre-commercial production from Otjikoto) higher than the same period in 2015. The increased gold production was primarily attributable to the continued strong operating performance of the Company’s Masbate, Otjikoto and Libertad Mines. The Limon Mine continued to be slightly behind budget due to delays in accessing higher grade areas of Santa Pancha during the first quarter and a plant maintenance shut-down in April 2016.

In the first nine months of 2016, consolidated cash operating costs (refer to “Non-IFRS Measures”) were a record low of $495 per ounce, $86 per ounce (or 15%) lower than budget and $155 per ounce (or 24%) lower than the first nine months of 2015. The favourable variances reflect the continued strong operating performance of the Company’s Masbate Mine in the Philippines, ongoing optimization efforts at all sites, lower fuel costs at all sites and a weaker US dollar / Namibian dollar exchange rate. Refer to “Review of mining operations and development projects” for mine specific details.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2016 were $765 per ounce compared to budget of $961 and $1,001 per ounce for the comparable period of 2015. The reductions were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at several mine sites due to the timing of land purchases, prestripping activity and underground development activity. The Company expects higher than budgeted capital expenditures in the fourth quarter of 2016 as these timing differences reverse but total capital expenditures will still expected to be below budget for the year. As a result, the Company has provided a revised guidance range for all-in sustaining costs (see below).

B2Gold is projecting another record year for gold production in 2016. Following the uplift in guidance for Masbate, the Company is now on track to meet a revised annual consolidated production guidance range of between 535,000 to 575,000 ounces of gold in 2016 (up from the original consolidated guidance range of between 510,000 to 550,000 ounces of gold).

The Company has also updated its cash operating cost and all-in sustaining cost guidance for the year. The Company now expects consolidated cash operating costs and all-in sustaining costs to be lower than its original guidance, with a cash operating cost range of $500 to $ 535 per ounce (original guidance was $560 to $595 per ounce) and all-in sustaining cost range of $780 to $ 810 per ounce (original guidance was $895 to $925 per ounce).

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $117.5 million for the nine months ended September 30, 2016 compared to $103.6 million in the same period in 2015. The increase in depreciation expense was mainly due to a 12% increase in the gold ounces sold. The depreciation charge remains consistent at $296 per ounce of gold sold for the nine months ended September 30, 2016 compared to $293 per ounce for the same period in 2015.

Other

For the nine months ended September 30, 2016, G&A costs decreased by $5.0 million to $23.8 million. The decrease primarily relates to a $2.7 million reduction in head office costs driven by a weaker Canadian dollar and lower travel expenses, a $1.4 million reduction in bonuses paid in 2016 compared to 2015, a $0.7 million reduction in legal costs and a $0.8 million cost reduction due to closure of the former Papillon office in Australia during the first half of 2015.

The Company’s results for the first nine months of 2016 included a non-cash loss of $52.7 million on the convertible senior subordinated notes compared to a gain of $5.8 million in the comparable period of 2015. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2016 the convertible notes were trading at 102.9% of par value compared with 83.2% at December 31, 2015. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.44 at September 30, 2016 from C$1.40 at December 31, 2015.

The Company’s results for the nine months ended September 30, 2015 also included a gain of $2.2 million resulting from the sale of the Bellavista property, and associated reclamation liability, in January 2015 for consideration of $1 million in cash and a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista Project valued at $nil.

The Company reported $8.2 million (net of capitalized interest) in interest and financing expense during the nine months ended September 30, 2016 compared with $13.0 million in the comparable period of 2015. For the nine months ended September 30, 2015, interest and financing expense included two non-recurring non-cash finance expenses totalling $5.5 million, which was comprised of (i) the write-off of deferred financing fees of $3.0 million relating to the Company’s previous revolving credit facility upon repayment of that facility and (ii) finance fees of $2.5 million incurred upon novation of certain gold forward contracts with the lenders associated the previous revolving credit facility. This was offset by an increase in interest expense during the first nine months of 2016 due to slightly higher debt levels, relating mainly to the current revolving credit facility and equipment loans.

Net income for the third quarter includes a $9.7 million charge for impairment of long-lived assets. The Company made the decision to restructure its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. in Nicaragua. This transaction is expected to close within the next 12 months. As a result, the property has been written down to its estimated fair value of $3.2 million and impairment losses totalling $8.5 million were recognized in net income during the quarter. In addition, an impairment loss of $1.2 million was recognized on the Quebradona property.

During the first nine months of 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco Projects in Chile. As a result, the Company wrote-off expenditures totalling $3.7 million related to these projects during the period.

For the nine months ended September 30, 2016, the Company recorded $2.4 million of unrealized gains on derivative instruments compared to an unrealized loss of $15.0 million for the comparable period of 2015. The net unrealized gain of $2.4 million was comprised of an unrealized loss of $5.2 million on gold derivative instruments and an unrealized loss of $0.1 million on the Company’s interest rate swaps offset by an unrealized gain of $7.7 million on the Company’s forward fuel price contracts. For the nine months ended September 30, 2016, the Company recorded a realized loss of $12.5 million (2015 - $3.4 million) on derivative instruments, mainly comprised of a realized loss of $6.4 million on gold derivative instruments and a realized loss of $4.3 million on the Company’s forward fuel price contracts. The gold derivative instruments were a requirement of the Company’s previous revolving credit facility agreement, entered into in April 2013. Following the completion of the current revolving credit facility in the second quarter of 2015, these contracts are now recognized at fair value each reporting period with changes in the fair value going through the statement of operations.

The Company recorded a net current income tax expense of $15.0 million in the first nine months ended September 30, 2016 compared to a charge of $4.3 million in the comparable period of 2015. The increase in the current income tax expense is the result of higher gold revenues at the Libertad Mine as well as increased withholding taxes related to the Company’s activities in Mali and Namibia.

For the nine months ended September 30, 2016, the Company generated net income of $30.5 million ($0.04 per share) compared to net loss of $30.0 million (negative $0.03 per share) in the comparable period of 2015. Adjusted net income (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2016 was $96.5 million ($0.10 per share) compared to $11.7 million ($0.01 per share) in the comparable period of 2015. Adjusted net income in the nine months ended September 30, 2016 primarily excluded a non-cash mark-to-market loss of $52.7 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, impairment of long-lived assets of $9.7 million, non-cash write-down of mineral property interests of $3.9 million, share-based payments of $11.4 million, unrealized gains on derivative instruments of $2.4 million and a deferred income tax recovery of $9.5 million.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018.

Cash flow from operating activities was $329.5 million ($0.35 per share) for the nine months ended September 30, 2016 compared to $126.9 million ($0.14 per share) in comparative period of 2015, an increase of $202.6 million. This increase was due to $120 million of proceeds received from the Prepaid Sales transactions, an $87.5 million increase in revenue and a $31.4 million reduction in production costs partially offset by a $27.8 million negative change in non-cash working capital and a $10.7 million increase in income tax expense during the period. The main change in working capital related to a $27.6 million increase in inventory due to higher bullion inventory balances at all mines, a higher ore stockpile balance at Masbate (expected to be processed during 2017) and an increase in supplies inventory at Otjikoto. In addition, during the nine months ended September 30, 2016, the Company collected $13.3 million on its long-term value-added tax receivables.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

Otjikoto Mine - Namibia

	Three months ended		Nine months ended		Seven months
	September 30		September 30		ended
					September 30(3)
	2016	2015	2016	2015	2015

Gold revenue ($ in thousands)	60,057	42,443	146,476	126,283	103,189

Gold sold (ounces)	45,529	37,899	116,657	107,297	88,831

Average realized gold price ($/ ounce)	1,319	1,120	1,256	1,176	1,162

Tonnes of ore milled	910,036	704,132	2,623,342	2,072,132	1,653,306

Grade (grams/ tonne)	1.66	1.71	1.44	1.62	1.67

Recovery (%)	98.0	99.1	98.2	98.0	97.9

Gold production (ounces)	47,564	38,252	119,439	106,349	87,534

Cash operating costs(1) ($/ ounce)	344	393	368	N/A	444

Total cash costs(1) ($/ ounce)	382	424	405	N/A	479

All-in sustaining costs(1) ($/ounce)	474	510	611	N/A	569

Capital expenditures(2) ($ in thousands)	7,526	8,284	33,849	27,817	N/A

Exploration(2) ($ in thousands)	696	1,271	1,346	3,239	N/A

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

(2)	Capital expenditures and exploration are presented on a quarterly basis only.

(3)	Post-commercial production.

The Otjikoto Mine in Namibia produced a quarterly record 47,564 ounces of gold in the third quarter of 2016, 10% (or 4,191 ounces) above budget and 24% (or 9,312 ounces) higher than the third quarter of 2015. The increased production was mainly due to higher mill throughput. Mill throughput exceeded budget and the same quarter in 2015 primarily due to the completion of Otjikoto’s mill expansion project in September 2015 (which has increased plant capacity from 2.5 million tonnes per annum to 3.0 million tonnes per annum). Head grade and recoveries in the quarter were 1.66 g/t (Q3 2015 – 1.71 g/t) and 98.0% (Q3 2015 – 99.1%), respectively, and were both approximately in-line with budget.

In the third quarter of 2016, ore was mined from the Otjikoto Phase 1 pit which was reopened after the new access ramp was completed in June 2016. In the fourth quarter of 2016, it is expected that the majority of ore produced will continue to be sourced from the Otjikoto Phase 1 pit, with minor ore tonnage sourced from the Otjikoto Phase 2 pit and the new Wolfshag starter pit. Development of the Wolfshag pit is progressing on schedule, with the first ore expected before the end of 2016.

During the first nine months of 2016, the Otjikoto Mine produced 119,439 ounces of gold, 3% (or 2,987 ounces) above budget and 12% higher than production for the same period last year of 106,349 ounces (including 18,815 ounces of pre-commercial production).

Otjikoto’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2016 was a record $344 per ounce which was $20 per ounce (or 5%) lower than budget and $49 per ounce (or 12%) lower than the prior-year quarter. The reduction in costs per ounce was mainly attributable to higher gold production than budgeted, lower fuel prices and lower than budgeted consumption of fuel and reagents. Mining and processing costs were positively impacted by diesel and gasoline prices which were 10% lower than budget and heavy fuel oil (“HFO”) prices which were 22% lower than budgeted.

Otjikoto’s cash operating costs (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2016 were a nine month record of $368 per ounce which was $61 per ounce (or 14%) lower than budget and $76 per ounce (or 17%) lower than the seven months ended September 30, 2015. The reduction in costs per ounce against both budget and the prior-year is mainly attributable to lower fuel prices, lower consumption of fuel and reagents and a weaker Namibian dollar/US dollar foreign exchange rate.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended September 30, 2016 were $474 per ounce compared to a budget of $486 per ounce and $510 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above. All-in sustaining costs for the nine months ended September 30, 2016 (refer to “Non-IFRS Measures”) were $611 per ounce compared to a budget of $695 per ounce and $569 per ounce in the seven months ended September 30, 2015. All-in sustaining costs for the three and nine month periods reflect the reduction in cash operating costs noted above and lower than budgeted General & Administrative expenses. Forecast capital expenditures for the year are now expected to be approximately $7 million lower than budget due to lower prestripping costs drive by lower fuel costs ($4.5 million) and changes in mine sequencing during 2016 ($2.5 million).

Net capital expenditures in the third quarter of 2016 totalled $7.5 million and included prestripping costs of $5.1 million, $1.0 million for mining equipment and software. Net capital expenditures for the nine months ended September 30, 2016 totalled $33.8 million (compared to a budget of $41.8 million) and included prestripping costs of $14.6 million (compared to a budget of $24.0 million) and mobile equipment costs of $16.1 million.

The Otjikoto Mine is on track to meet its annual production guidance of between 160,000 to 170,000 ounces of gold in 2016. Gold grade is expected to increase slightly during the fourth quarter of 2016, as the higher grade ore near the bottom of the Otjikoto Phase 1 pit is mined out and the first ore from the Wolfshag starter pit is produced. The Wolfshag open pit will continue to produce higher than average grade ore for three to five years, depending on the transition to underground mining. Life-of-mine production plans for the Otjikoto project, incorporating the Wolfshag open pit and underground mines, have been completed for various options and will be further refined as the detailed geotechnical, hydrogeological, and design studies are completed in the first quarter of 2017 (open pit) and first-half of 2017 (underground). Ongoing studies are leading the Company to re-evaluate the open pit and underground interface.

The Company has updated its cash operating cost and all-in sustaining cost guidance for the Otjikoto Mine. The Company now expects cash operating costs to be lower than the original guidance, with a revised cash operating cost range of $365 to $405 per ounce (original guidance was $400 to $440 per ounce). Revised all-in sustaining costs are expected to be in the range of $600 to $640 per ounce for the year.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Gold revenue ($ in thousands)	75,653	49,794	199,502	159,422

Gold sold (ounces)	56,500	44,500	157,100	135,600

Average realized gold price ($/ ounce)	1,339	1,119	1,270	1,176

Tonnes of ore milled	1,604,176	1,669,355	5,089,772	5,194,517

Grade (grams/ tonne)	1.20	1.00	1.29	1.00

Recovery (%)	77.2	75.0	74.9	76.5

Gold production (ounces)	47,676	40,368	157,591	127,845

Cash operating costs(1) ($/ ounce gold)	466	684	437	712

Total cash costs(1) ($/ ounce gold)	547	746	497	774

All-in sustaining costs(1) ($/ounce)	650	1,030	612	1,029

Capital expenditures ($ in thousands)	4,911	11,870	22,261	27,936

Exploration ($ in thousands)	1,590	1,024	3,268	3,406

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

The Masbate Mine in the Philippines continued its very strong operational performance into the third quarter of 2016, producing 47,676 ounces of gold, 4% (or 1,806 ounces) above budget and 18% (or 7,308 ounces) higher than the third quarter of 2015. Masbate’s strong quarter was driven by better-than-expected grades from the Main Vein Stage 1 pit and higher recoveries arising from higher-than-budgeted oxide ore from the Colorado pit. In addition, recoveries were positively impacted by the newly completed process plant upgrades (adding residence time and additional oxygen to the CIL circuit to achieve optimum leach performance). For the full-year 2016, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold).

Throughout 2016, the trend of better-than-expected grades in Main Vein Stage 1 pit combined with more oxide ore than modelled from the Colorado pit has continued. In the third quarter of 2016, high grade ore tonnes and grade mined from the Mein Vein Stage 1 pit were both significantly above budget by 68% (1,299,351 tonnes versus 772,507 tonnes budget) and 24% (1.48 g/t versus 1.19 g/t budget), respectively. High grade ore tonnes mined from the Colorado pit in the quarter were also significantly above budget by 39% (1,068,467 tonnes at 0.99 g/t versus 769,941 tonnes at 1.01 g/t budget). Of the high grade ore mined in the quarter from the Colorado pit, 99% was oxide material compared to budget of 46%.

Mill throughput in the third quarter of 2016 was 1,604,176 tonnes compared to budget of 1,727,603 tonnes and 1,669,355 tonnes in the third quarter of 2015. Mill throughput in the quarter was affected by a six day plant shutdown to tie-in various plant upgrades. This shutdown had been originally planned for October but was moved forward to late September. Mill head grade in the quarter was 1.20 g/t, 7% higher than budget of 1.12 g/t and 20% higher compared to 1.00 g/t in the third quarter of 2015. Mill head grade was lower compared to the second quarter of 2016 of 1.40 g/t as a result of a change in the mine plan (discussed in the paragraph below) which now prioritizes lower grade Colorado ore as mill feed for the remainder of 2016. Mill recoveries averaged 77.2% which was better than budget of 73.9% and 75.0% in the third quarter of 2015. The improved recoveries in the third quarter reflect both the higher than budgeted oxide blend and the benefits of the additional leach tanks installed as part of the plant upgrade, which came on line on June 29, 2016.

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) in the third quarter of 2016 were $466 per ounce, $179 per ounce (or 28%) lower than budget and $218 per ounce (or 32%) lower than in the prior-year quarter. Cash operating costs per ounce in the third quarter of 2016 benefitted from the processing of a greater ratio of oxide material than budgeted combined with lower fuel and energy costs. Heavy fuel oil purchases were $0.30 per litre compared to a budget of $0.34 per litre. In addition, the power consumption rate was 22.8 kWh per tonne total power compared to a budget of 28.9 kWh per tonne. This is again a result of the greater ratio of oxide material processed during the quarter. Diesel costs were $0.42 per litre compared to a budget of $0.50 per litre for the quarter.

Year-to-date, gold production at Masbate was 157,591 ounces of gold, significantly above budget by 16% (or 21,209 ounces) and 23% (or 29,746 ounces) higher than the first nine months of 2015. The Company is pleased to announce that as at September 30, 2016 the Masbate operations had completed approximately 6 million man-hours (or 353 days) without a “Lost-Time-Injury”. This achievement was attained by staff, workers, and contractors who are truly committed to working safely.

Masbate’s cash operating costs (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2016 were a nine month record of $437 per ounce, a reduction of $172 per ounce (or 28%) from budget and $275 per ounce (or 39%) lower than in the prior-year. Cost improvements for the nine month period were driven by higher production as a result of higher throughput, and lower fuel and energy costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended September 30, 2016 were $650 per ounce compared to a budget of $955 per ounce and $1,030 per ounce in the prior year quarter. All-in sustaining costs in the quarter reflect the reduction in cash operating costs noted above as well as lower than budgeted capital expenditures including lower than budgeted prestripping cost. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first nine months of 2016 were $612 per ounce compared to a budget of $888 per ounce and $1,029 per ounce in the first nine months of 2015. The lower all-in sustaining costs are a result of the lower production costs per ounce outlined above and lower than budgeted capital expenditures including lower than budgeted prestripping costs for the year-to-date. Forecast prestripping costs for the year are now expected to be approximately $3 million lower than budgeted due to higher ore content (and lower waste content) being mine from the Colorado pit. In addition, discretionary capital for the year is expected to be approximately $7 million less than budgeted due to the timing of land purchases and tailings dam capital expenditures.

Capital expenditures in the third quarter of 2016 totalled $4.9 million which consisted mainly of plant expansion ($2.8 million), powerhouse upgrades ($0.8 million) and mobile equipment costs ($0.7 million). Year-to-date capital expenditures totalled $22.3 million, consisting mainly of plant expansion ($12.5 million), mobile equipment costs ($3.8 million), prestripping costs ($1.8 million) and powerhouse upgrades ($0.8 million).

Masbate’s process plant upgrades have now been substantially completed with most process improvements integrated into operation slightly ahead of the original schedule. The tie-in of the plant upgrades undertaken during the six-day shutdown in September involved screens, cyclones, pump drives, grinding circuit improvements, additional cooling capacity and additional pumps. The plant upgrades are expected to improve gold recoveries by between 2% and 3% and sustain throughput on harder ore types.

On March 31, 2016, the extension of the Masbate Mine’s income tax holiday was approved for an additional year to June 2017.

In August 2016, Masbate’s mine plan was adjusted to optimize the mine’s development sequence/gold production through to 2017 and beyond. These adjustments included accelerated mining in the Main Vein Stage 1 pit, expanding the Colorado pit and commencing site preparations for later Main Vein stages. In addition, the lower grade (but higher recovery) Colorado pit ore has now been prioritized as mill feed ahead of the higher grade Main Vein ore, largely due to the higher than budgeted oxide ore content being sourced from the larger Colorado pit. The excess higher grade ore from Main Vein Stage 1 pit will now be stockpiled and processed in 2017. The modified mine plan provides for continued strong gold production in the fourth quarter of 2016 while optimizing production in 2017 and beyond.

As previously reported by the Company, on September 27, 2016, the Philippine Department of Environment and Natural Resources (the “DENR ”) announced the preliminary results of mining audits carried out by the DENR in respect of all metallic mines in the Philippines. At that time, DENR spokespersons advised the Company that the Masbate Mine would receive a show-cause letter related to its operations. The DENR subsequently issued the Masbate Mine audit report which contains the detailed findings from the audit and directed the Company to provide explanations and comments in response to the audit findings; however, no show-cause order was issued to the Company respect of any findings. The audit findings are related to administrative and regulatory issues, including without limitation (a) alleged issues related to certain mining operations occurring in areas not covered by our Environmental Compliance Certificate, which in our view is mistaken and likely arises as a result of incorrect geographical coordinates of the Masbate project used by the auditors, and (b) alleged issues related to the appropriate approval of mine operating and production plans, the payment of fees for waste and tailing disposal, and a series of alleged infractions of the Philippine Mining Act of 1995 and safety regulations. The audit also includes recommendations related to guidelines to enhance our reclamation planning and practices, and several proposals related to community planning and development which the Company supports. The Company has provided a comprehensive response to the findings and recommendations in the audit, which the Company believes addresses the issues raised, and which is presently being evaluated by the DENR. Meanwhile our operations continue uninterrupted and the personnel at the DENR have been highly cooperative and supportive in helping to address these matters. However, until we receive the results of the DENR’s review of our response to the audit, which we expect in early November, the final outcome of the audit process which may lead to the issuance of a show-cause order and the suspension of operations at Masbate, is not known.

For the full-year 2016, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (significantly up from its original guidance range of between 175,000 to 185,000 ounces of gold).

The Company has also updated its cash operating cost and all-in sustaining cost guidance for the Masbate Mine. The Company now expects cash operating costs to be lower than the original guidance, with a revised cash operating cost range of $465 to $505 per ounce (original guidance was $620 to $660 per ounce). Revised all-in sustaining costs are expected to be in the range of $680 to $720 per ounce for the year.

La Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Gold revenue ($ in thousands)	41,886	32,690	115,097	101,928

Gold sold (ounces)	31,400	29,282	90,600	86,672

Average realized gold price ($/ ounce)	1,334	1,116	1,270	1,176

Tonnes of ore milled	556,730	581,597	1,712,973	1,723,410

Grade (grams/ tonne)	2.19	1.78	1.86	1.62

Recovery (%)	95.2	94.0	94.9	94.1

Gold production (ounces)	37,261	31,234	97,266	84,241

Cash operating costs(1) ($/ ounce gold)	637	659	658	764

Total cash costs(1) ($/ ounce gold)	664	682	685	789

All-in sustaining costs(1) ($/ounce)	788	812	913	1,034

Capital expenditures ($ in thousands)	2,287	2,385	13,987	13,867

Exploration ($ in thousands)	1,368	1,060	3,097	3,255

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

Gold production at La Libertad Mine in Nicaragua was 37,261 ounces in the third quarter of 2016, 9% (or 3,014 ounces) above budget and 19% (or 6,027 ounces) higher than the prior-year quarter. The increase was due to better grade. Mill head grade in the quarter was 2.19 g/t, 13% above budget (of 1.93 g/t) and 23% higher than the third quarter of 2015 (of 1.78 g/t). During the quarter, La Libertad’s mine schedule was modified to mine additional high grade ore from the Jabali Central pit to offset permitting delays at the Jabali Antenna pit. For Antenna Pit, the Company must finish the resettlement activities, at which time we can immediately complete the mine permitting process. Meetings with the government and stakeholders are temporarily postponed until after the November 6th election. Consequently, mining from the Jabali Antenna pit previously scheduled to begin in the second quarter of 2016, is now expected to commence in the second half of 2017.

The mill continues to operate well processing 556,730 tonnes (Q3 2015 – 581,597 tonnes) with recoveries of 95.2% (Q3 2015 – 94.0%). Mill throughput was 29,850 tonnes below budget in the quarter due to the additional “harder” Jabali Central ore being processed.

For the nine months ended September 30, 2016, La Libertad produced 97,266 ounces of gold, 4% (or 3,805 ounces) above budget and 15% (or 13,025 ounces) higher than the first nine months of 2015.

La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) in the third quarter of 2016 were $637 per ounce, $64 per ounce (or 9%) lower than budget and $22 per ounce (or 3%) lower than in the third quarter 2015. Cash operating costs per ounce were lower than budget due to higher processed grade and lower operating strip ratios at Jabali. For the first nine months of 2016, La Libertad’s cash operating costs (refer to “Non-IFRS Measures”) were $658 per ounce, $41 per ounce (or 6%) lower than budget and $106 per ounce (or 14%) lower than the same period in 2015. Consistent with cash operating costs for the quarter, the year-to-date cash operating costs per ounce were lower due to higher processed grade.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended September 30, 2016 were $788 per ounce compared to a budget of $908 per ounce and $812 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first nine months of 2016 were $913 per ounce compared to a budget of $1,153 per ounce and $1,034 per ounce in the prior year. All-in sustaining costs for both the quarter and the year-to-date reflect lower than budgeted cash costs and lower than budgeted capital expenditures primarily driven by lower prestripping costs. Forecast capital expenditures for the year are now expected to be approximately $10.5 million lower than budget due to the timing of Jabali land purchases ($4.0 million) and Jabali prestripping activity ($6.5 million).

Capital expenditures in the third quarter of 2016 totalled $2.3 million which consisted primarily of Jabali development ($0.7 million), underground development costs ($0.5 million), process plant costs ($0.4 million) and treatment plant costs ($0.3 million). Year-to-date capital expenditures totalled $14.0 million, consisting primarily of La Esperanza tailings dam costs ($5.1 million), Jabali development costs ($4.5 million), prestripping costs ($2.8 million) and underground development costs ($1.0 million).

La Libertad expects to meet its 2016 guidance of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce. Budgeted gold production at La Libertad is weighted towards the second half of the year, due to higher anticipated processed grades. Due to the lower than budgeted capital expenditures incurred to date in 2016, all-in sustaining costs are now expected to be in the range of $900 to $940 per ounce for the year.

On May 5, 2016, the Company received the 2015 Award for Social Responsibility in Nicaragua related to its work on the resettlement project to date. The award recognizes the Company’s commitment to social development projects that benefit the local communities in which it operates.

Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Gold revenue ($ in thousands)	15,453	14,322	41,029	50,109

Gold sold (ounces)	11,600	12,800	32,400	42,600

Average realized gold price ($/ ounce)	1,332	1,119	1,266	1,176

Tonnes of ore milled	128,809	128,002	345,237	375,758

Grade (grams/ tonne)	3.63	3.75	3.40	3.81

Recovery (%)	94.5	94.1	94.2	94.2

Gold production (ounces)	14,185	14,517	35,476	43,361

Cash operating costs(1) ($/ ounce)	682	644	725	662

Total cash costs(1) ($/ ounce)	765	706	807	732

All-in sustaining costs(1) ($/ounce)	1,067	1,201	1,101	1,240

Capital expenditures ($ in thousands)	2,328	5,567	5,289	16,771

Exploration ($ in thousands)	1,122	727	2,489	2,665

(1) A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

El Limon open pit and underground mine in Nicaragua produced 14,185 ounces of gold in the third quarter of 2016, slightly below budget (of 15,208 ounces), but consistent with the prior-year quarter of 14,517 ounces. The mill continues to operate well, processing 128,809 tonnes (Q3 2015 – 128,002 tonnes) with recoveries averaging 94.5% (Q3 2015 – 94.1%). Both throughput and recoveries were slightly above budget. Mill head grade was lower than budget at 3.63 g/t (Q3 2015 – 3.75 g/t) compared to budget of 3.93 g/t. Although underground-sourced grade was better than anticipated (4.58 g/t versus budget of 4.20 g/t), mill feed was supplemented in the quarter with lower grade material from surface stockpiles due to fleet availability and maintenance program changes. During the quarter, two haul trucks and a long-hole drill were added to increase fleet availability.

Year-to-date, El Limon produced 35,476 ounces of gold compared to budget of 40,826 ounces and 43,361 ounces produced in the same period last year.

Limon’s cash operating costs (refer to “Non-IFRS Measures”) in the third quarter of 2016 were $682 per ounce, $99 per ounce (or 17%) higher than budget and $38 per ounce (or 6%) higher than in the prior-year quarter. Cash operating costs per ounce were higher than budget and the prior-year quarter due to lower grades (as outlined above) and additional localized development (cross cuts, drawpoints, localized headings) that were not undertaken in the second quarter due to lack of fleet availability. Cash operating costs (refer to “Non-IFRS Measures”) were $725 per ounce for the first nine months of 2016, $80 per ounce (or 12%) above budget and $63 per ounce (or 10%) higher than the same period in 2015.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the quarter ended September 30, 2016 were $1,067 per ounce compared to a budget of $933 per ounce and $1,202 per ounce in the prior year quarter. All-in sustaining costs (refer to “Non-IFRS Measures”) for the first nine months of 2016 were $1,101 per ounce compared to a budget of $1,057 per ounce and $1,240 per ounce in the prior year. All-in sustaining costs in the quarter and the year-to-date reflect the increase in cash operating costs noted above and differences in the timing of capital expenditures. Forecast capital expenditures for 2016 are now expected to be approximately $3 million lower than budgeted due to lower underground development than budgeted at Santa Pancha 2 following dewatering delays in the early part of 2016 and fleet availability issues.

Capital expenditures in the third quarter of 2016 totalled $2.3 million which consisted mainly of underground development ($1.0 million) and mining equipment mentioned above ($0.8 million). Year-to-date capital expenditures totalled $5.3 million, consisting mainly of underground development ($2.7 million), mining equipment mentioned above ($0.8 million) and pumping project ($0.3 million).

With the improvements in fleet capacity, the Company expects that El Limon, which represents approximately 10% of B2Gold's 2016 consolidated gold production, will be able to meet the low-end of its 2016 guidance ( range of between 50,000 and 60,000 ounces of gold ). The Company has updated its cash operating cost and all-in sustaining cost guidance for the Limon Mine. The Company now expects cash operating costs to be higher than the original guidance, with a revised cash operating cost range of $690 to $730 per ounce (original guidance was $610 to $650 per ounce). Revised all-in sustaining costs are expected to be in the range of $1,060 to $1,100 per ounce for the year.

Fekola Project - Mali

In the third quarter of 2016, B2Gold’s construction team continued to develop the Fekola Project in Mali which remains on schedule and on budget to commence production in the fourth quarter of 2017. Significant activities during the quarter included:

  Earthwork and surface water control structures largely completed;
  Primary crusher concrete nearing completion ;
  Reclaim concrete complete ;
  Mill concrete nearing completion ;
  Conveyor structure installation in progress ;
  Leach tank erection complete, structural and mechanical installation in progress ;
  Power plant concrete pouring in progress;
  Permanent camp complete and operational;
  All design and procurement items remain on schedule; and
  Workforce maintained at approximately 800 employees and contractors.

In addition to the construction activities on site, the Company has begun to assemble the operations team and have appointed a General Manager (Randy Reichert, previous General Manager at Bema Gold’s Kupol Project in Fareast Russia), a Mining Manager, Milling Manager and a Laboratory Manager.

On June 29, 2016, the Company announced an exploration update for its Fekola Project. Based on the positive drill results to date (at both near surface and underground below the main Fekola Pit) and exploration potential, the Company is expanding the throughput at the Fekola Mine to 5 million tonnes per year. The optimized feasibility study and Environmental and Social Impact Study were both prepared to accommodate an uplift from 4 million tonnes per year to 5 million tonnes per year. The uplift factors built into the original design included 5 million tonnes per year assumptions for plant design, general infrastructure and tailings dam design and location. This means that the capacity for throughput of ore at the Fekola Mine could reach up to 5 million tonnes per year in the initial years of production, beyond the optimized feasibility study’s originally modelled 4 million tonnes per year, for relatively low additional capital cost. On August 2, 2016, the Company decided to proceed with the expansion and approved an $18 million expansion budget for additional items including a pebble crusher, one additional leach tank and an additional generator. With this additional capital investment the Fekola mill expansion is expected to be completed in the fourth quarter of 2017 and commissioned in conjunction with the main plant commissioning. This mill capacity increase from 4 million tonnes per year to 5 million tonnes per year could potentially increase annual production by up to 20% (subject to mine planning), surpassing initial feasibility study projections of approximately 350,000 ounces of gold per year for the first seven years of operation. Further production scheduling and cost guidance under the 5 million tonne per year case will be available in early 2017.

The Company has also approved a plan to relocate the village of Fadougou which is located adjacent to the main Fekola pit. This decision was not made based on a requirement in the Construction Permit but on extensive stakeholder engagement with the local population. Relocation of the village will be completed in accordance with a Resettlement Action Plan (“RAP”) that was completed by an independent consultant (RePlan) and was completed in consultation with all stakeholders. The RAP has been submitted to the appropriate Malian authorities and the Company is currently in the process of acquiring the land necessary for relocation. It is anticipated that the relocation process will commence in the fourth quarter of 2016 and will take 2 years to complete. Total estimated relocation costs are approximately $20 million to be incurred over the balance of 2016 and in 2017.

During the current year, the Company approved increases to the Fekola Project budget for 2016 totalling $27.5 million including $6.1 million for 2016 plant expansion costs, $10 million related to relocating the village of Fadougou and $4.8 million related to the change in timing of ordering certain mine fleet items. The impact of the increase to the Fekola Project budget for the three and nine months ended September 30, 2016, is an increase in budgeted costs of approximately $15.6 million and $17.6 million, respectively. Capital expenditures on the Fekola Project in three and nine months ended September 30, 2016 totaled $64.2 million and $161.6 million, respectively versus a revised Fekola Project budget of $ 78.4 million and $ 186.7 million, respectively. Expenditures on the Fekola Project to date were $291.0 million including $37.9 million of preconstruction expenditures compared with a revised Fekola Project budget to date of $301.9 million. Overall, the Fekola Project remains on budget and the variances against the revised budget were mainly due to the timing of payments for construction of the processing plant.

In addition to the on-site progress, the B2Gold project team continues to work on final design, procurement, and planning. Most major construction packages have been ordered and the project engineering team (Lycopodium) remains on schedule to issue all construction drawings on a schedule necessary to complete the project on time.

The Company is in the process of organizing a wholly-owned subsidiary company in Mali (the “Exploitation Company”). In conjunction with the negotiation of a related shareholder’s agreement, the mining licence for the Fekola Project currently held by the Company’s wholly owned subsidiary, Songhoi, will be transferred to the Exploitation Company and the Government of Mali will take a free carried 10% equity interest in the Exploitation Company. The Malian Mining Code also allows the Government of Mali the option to purchase (at market terms) an additional 10% interest in the Exploitation Company. The Government of Mali has expressed an interest in exercising its option to purchase the additional 10% interest and negotiations are near complete. Both parties have engaged an independent external valuator to prepare a valuation of the additional 10% interest in the Exploitation Company so that a final purchase price can be determined. If the Government of Mali elects to proceed as anticipated, the ownership of the Exploitation Company will be 80% held by the Company and 20% held by the Government of Mali. The Company is also in the process of negotiating a new Mining Convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. Creation of the Exploitation Company is underway and the Company expects to finalise ownership interests in the Exploitation Company, including related valuation discussions for the additional 10% interest, by the end of 2016. At that point the Fekola Project mining licence will also be transferred into the Exploitation Company in accordance with Malian Law. Negotiation of the Mining Convention is required to be completed prior to commencement of production. However, the Company expects to complete its Convention negotiations by early 2017.

The Fekola property has excellent exploration potential. During the first quarter of 2016, the Company increased its 2016 exploration budget for Mali by $4.5 million from $6.9 million to $11.4 million. B2Gold is approximately three quarters of the way through a 98,500 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

Kiaka Project – Burkina Faso

An environmental and social impact assessment (“ESIA”) was completed and submitted to the regulatory agencies in February 2014 and a permitting study to advance the Kiaka Project to an exploitation licence was completed and submitted to the Ministry of Mines and Energy in Burkina Faso in March 2014. The two permitting applications were based on processing 6 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that resulted in an improved ore to waste ratio. The Company completed the public consultation process and other requirements and formal approval of the ESIA was granted on April 15, 2015. Final review of the mining licence was completed, the formal application was submitted on July 15, 2015 and the Council of Ministers from the transitional government approved the mining licence on November 25, 2015. Since the national elections on November 29, 2015, a new Council of Ministers has been appointed. A second review of the mining licence has been completed and the licence was re-approved on April 20, 2016.

The Company has incorporated a new exploitation company, Kiaka SA, by way of a shareholders meeting held on January 20, 2016. The shareholding of Kiaka SA is held 9% by GAMS-Mining F&I LTD, 10% by the State of Burkina Faso and 81% by the Company (indirectly through its subsidiary, Kiaka Gold SARL).

Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on the Kiaka Project is currently under review and is being discussed with the new administration. The new Mining Code became effective on October 29, 2015 when it was formally published. The new Mining Code includes increases in the corporate income tax rate, an additional 1% tax for a Local Development Fund and a preferred dividend for the State. These changes are negative for the Kiaka Project and other development projects in Burkina Faso.

During the second quarter of 2016, the Company approved an additional budget of $7.5 million for updated feasibility study work to be undertaken during the remainder of 2016. The updated optimised study will include key items such as optimizing the plant throughput rate, new cost estimates based on current economic conditions, alternative sources of electrical power and exploration success near Kiaka. The Company is currently targeting mid-2017 for completion of the optimised Kiaka feasibility study, subject to further delineation of the size of the deposit.

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. In the first quarter, the Company increased the exploration budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds are being used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2016 the Company had cash and cash equivalents of $123.8 million compared to cash and cash equivalents of $85.1 million at December 31, 2015. Working capital at September 30, 2016 was $114.9 million compared to working capital of $104.7 million at December 31, 2015.

Cash flow from operating activities was $90.3 million ($0.10 per share) in the third quarter of 2016 compared to $33.9 million ($0.04 per share) in the third quarter of 2015. Cash flow from operating activities during the three months ended September 30, 2016 almost tripled compared to the prior year quarter due mainly to a $53.8 million increase in revenues and a reduction of $5.3 million in production costs. Cash flow from operating activities was $329.5 million ($0.35 per share) for the nine months ended September 30, 2016 compared to $126.9 million ($0.14 per share) in comparative period of 2015, an increase of $202.6 million. This increase was due to $120 million of proceeds received from the Prepaid Sales transactions, an $87.5 million increase in revenue and a $31.4 million reduction in production costs partially offset by a $27.8 million negative change in non-cash working capital and a $10.7 million increase in income tax expense during the period. The main change in working capital related to a $27.6 million increase in inventory due to higher bullion inventory balances at all mines, a higher ore stockpile balance at Masbate (expected to be processed during 2017) and an increase in supplies inventory at Otjikoto.

On May 20, 2015 and as amended March 11, 2016, the Company signed a credit agreement with a syndicate of international banks for a new revolving credit facility for an aggregate amount of up to $350 million. The new revolving credit facility also allows for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date.

The term for the new revolving credit facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that greater than 25% of initial aggregate principal amount of the Company’s 3.25% convertible senior subordinated notes with a maturity date prior to August 1, 2019 are then outstanding. The new revolving credit facility bears interest on a sliding scale of between Libor plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5% and 0.925%.

The Company has provided security on the new revolving credit facility in the form of a general security agreement from the Company granting a security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the new revolving credit facility, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2016, the Company was in compliance with these debt covenants.

In March 2016, the Company entered into a series of Prepaid Sales transactions totalling $120 million with its revolving credit facility bank syndicate. The Prepaid Sales transactions, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment. The Prepaid Sales transactions have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of approximately 103,300 ounces of unallocated gold from any of the Company’s mines in 24 equal monthly instalments during 2017 and 2018 (estimated to represent approximately 9% and 6%, respectively, of the forecast production in these years).

The Company has entered into a Euro 71.4 million term Equipment Facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71.4 million is available to the Company’s majority-owned subsidiary, Fekola SA to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali. The Equipment Facility is available for a period commencing on the date upon which certain conditions precedent set forth in the Equipment Facility have been satisfied (the “Financial Close Date”) and ending on the earlier of the day when the Equipment Facility is fully drawn and 30 months from the Financial Close Date. The Equipment Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. As at September 30, 2016, there had been no drawdowns on the facility.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first 24 months after the earlier of the Financial Close Date and December 7, 2016 and 0.5% thereafter, each payable quarterly plus in each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche. Drawdowns under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive security documentation and receipt of any necessary regulatory approvals. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the Equipment Facility and security will be given over equipment which has been financed by the Equipment Facility and certain bank accounts.

In addition, the equipment loan facility for the Otjikoto Mine, entered into on December 4, 2013 between B2Gold Namibia Minerals (Proprietary) Limited a subsidiary of the Company, and Caterpillar Financial SARL as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender was amended. During the nine months ended September 30, 2016, the term over which loans may be advanced under the facility was extended to December 31, 2016 and an additional $4.5 million was made available for drawdown. At September 30, 2016, the Company had drawn down the full amount available under the facility.

The Company believes that these financing arrangements, coupled with strong operating cash flows from the its existing mine operations will provide adequate resources both to maintain operations (including maintaining available liquidity of at least $100 million) and fund the construction of the Fekola Project through completion (forecast to be late 2017) based on current assumptions, including the completion of the term Equipment Facility and current gold prices.

On August 11, 2016, the Company announced that it had entered into an equity distribution agreement (the “ATM” agreement) with two placement agents for the sale of common shares up to an aggregate gross offering price of $100 million through “at the market” distributions. The ATM Agreement runs until the earlier of (i) all the shares have been issued, (ii) ) February 11, 2018 or (iii) termination by one of parties in accordance with the ATM Agreement. The placement agents receive a placement fee of 2% of the gross proceeds from each placement. During the quarter ended September 30, 2016, the Company issued 7.6 million shares at an average price of $3.50 for gross proceeds of $26.6 million (net proceeds of $24.7 million after deducting costs associated with the issuance) under the ATM Agreement. Commissions of $0.5 million were paid to the Agents. The Company is using the proceeds from the offering to fund ongoing general corporate expenditures, discretionary capital programs, accelerated exploration at the Fekola Project in Mali and exploration and feasibility work at the Kiaka Project in Burkina Faso.

For the three and nine months ended September 30, 2016, resource property expenditures totalled $93.8 million and $265.2 million, respectively with the most significant components being the Fekola Project with expenditures of $64.2 million and $161.6 million, respectively, the Otjikoto Mine with capital expenditures of $7.5 million and $33.8 million, respectively, the Masbate Mine with capital expenditures of $4.9 million and $22.3 million, respectively and the Libertad Mine with capital expenditures of $2.3 million and $14.0 million, respectively.

As at September 30, 2016, and in addition to those commitments disclosed elsewhere in the MD&A, the Company had commitments, for payments of $78.8 million for Fekola Project equipment and development costs. Of this $40.3 million is expected to be incurred in 2016 and $38.5 million in 2017.

Gold commitments

As at September 30, 2016, the following gold forward contracts with respect to the Otjikoto Project were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2016	2017	2018	total

Gold forward contracts:
Ounces	2,250	9,000	7,500	18,750
Average price per ounce (rand)	16,020	16,020	16,020	16,020

Derivative financial instruments

Gold forwards

As at September 30, 2016, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2016	2017	2018	Total

Gold forward contracts:
Ounces	8,979	35,916	35,916	80,811
Average price per ounce (rand)	15,044	15,044	15,044	15,044

The unrealized fair value of these contracts at September 30, 2016 was $(25.5) million.

Forward contracts – fuel oil, gas oil, diesel

During the nine months ended September 30, 2016, the Company entered into additional series of forward contracts for the purchase of 15,347,000 litres of fuel oil, 7,163,000 litres of gas oil and 6,927,000 litres of diesel with settlements scheduled between August 2016 and August 2018. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2016:

	2016	2017	2018	Total

Forward – fuel oil:
Litres (thousands)	7,941	24,602	4,477	37,020
Average strike price	$0.28	$0.28	$0.27	$0.28

Forward – gas oil:
Litres (thousands)	3,954	8,030	2,379	14,363
Average strike price	$0.41	$0.39	$0.36	$0.39

Forward – diesel:
Litres (thousand)	2,119	5,514	2,120	9,753
Average strike price	$0.46	$0.37	$0.38	$0.39

The unrealized fair value of these contracts at September 30, 2016 was $(0.5) million.

Interest rate swaps

During the three months ended September 30, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company pays a floating rate equal to the 3 month United States dollar LIBOR rate and receives a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at September 30, 2016 was $(0.1) million.

Operating activities

Cash flow from operating activities was $90.3 million ($0.10 per share) in the third quarter of 2016 compared to $33.9 million ($0.04 per share) in the third quarter of 2015. Cash flow from operating activities during the three months ended September 30, 2016 increased due to a $53.8 million increase in revenues and a reduction of $5.3 million in production costs.

Cash flow from operating activities was $329.5 million ($0.35 per share) for the nine months ended September 30, 2016 compared to $126.9 million ($0.14 per share) in comparative period of 2015, an increase of $202.6 million. This increase was due to $120 million of proceeds received from the Prepaid Sales transactions, an $87.5 million increase in revenue and a $31.4 million reduction in production costs partially offset by a $27.8 million negative change in non-cash working capital and a $10.7 million increase in income tax expense during the period. The main change in working capital related to a $27.6 million increase in inventory due to higher bullion inventory balances at all mines, a higher ore stockpile balance at Masbate (expected to be processed during 2017) and an increase in supplies inventory at Otjikoto.

Financing activities

The Company’s net cash from financing activities for the three and nine months ended September 30, 2016 was $27.3 million and negative $20.6 million, respectively.

During the three and nine months ended September 30, 2016, the Company received proceeds from the exercise of stock options of $30.2 million and $37.0 million, respectively.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM” Agreement) with two placement Agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s shelf prospectus and “at the market” prospectus supplement. The ATM Agreement runs until the earlier of (i) shares with aggregate gross proceeds of $100 million have been issued, (ii) ) February 11, 2018, or (iii) termination by one of parties in accordance with the ATM Agreement. The placement agents, collectively, receive a placement fee of 2% of the gross proceeds from each placement. During the quarter ended September 30, 2016, the Company issued 7.6 million shares for net proceeds for $24.7 million under the ATM Agreement.

During the three and nine months ended September 30, 2016, the Company made drawdowns of $nil and $50.0 million, respectively on its current revolving credit facility and $nil and $11.0 million, respectively on its Otjikoto equipment loan facility. This was offset by repayments on the current revolving credit facility of $25.0 million and $125.0 million, respectively and the Otjikoto equipment loan facility of $nil and $3.8 million, respectively.

During the three and nine months ended September 30, 2016, the Company made interest and commitment fee payments of $2.3 million and $12.1 million, respectively.

Investing activities

During the three months ended September 30, 2016, capital expenditures on sustaining capital, pre-stripping and development at the Otjikoto Mine (see “Otjikoto Mine” section) totalled $7.5 million (Q3 2015 - $8.3 million), the Masbate Mine (see “Masbate Mine” section) totalled $4.9 million (Q3 2015 - $11.9 million), the Libertad Mine (see “La Libertad Mine” section) totalled $2.3 million (Q3 2015 - $2.4 million), and the Limon Mine (see “Limon Mine” section) totalled $2.3 million (Q3 2015 - $5.6 million). Capital expenditures at the Fekola Project for the third quarter of 2016 were $64.2 million and included site earthworks, power plant construction and process plant construction.

Expenditures on the Fekola Project to date are $291.0 million including $37.9 million of preconstruction expenditures compared with a budget to date of $286.9 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

Exploration

Resource property expenditures on exploration are disclosed in the table below.

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Masbate Mine, exploration	(1,590)	(1,024)	(3,268)	(3,406)
Libertad Mine, exploration	(1,368)	(1,060)	(3,097)	(3,255)
Limon Mine, exploration	(1,122)	(727)	(2,489)	(2,665)
Otjikoto Mine, exploration	(696)	(1,271)	(1,346)	(3,239)
Fekola Project, exploration	(1,151)	-	(2,437)	(37,926)
Kiaka Project, exploration	(1,312)	(503)	(3,389)	(2,713)
Ondundu Project, exploration	(147)	-	(931)	-
Primavera, exploration	(129)	(263)	(510)	(829)
Other	(3,024)	(3,977)	(5,905)	(6,417)

	(10,539)	(8,825)	(23,372)	(60,450)

Fekola Project

In addition to exploration near the Fekola deposit, the Company is also conducting a Fekola regional exploration program. Highlights of the new drill results include 15.50 metres at 8.49 g/t (grams per tonne) gold from a diamond drill hole north of the Fekola deposit; 26 metres at 5.44 g/t gold from reverse circulation drilling in a new zone of saprolite-hosted gold mineralization in the Fekola area. The significance of the highlighted and previous positive drill results (released on January 20th this year) at the Fekola Project is that they demonstrate the potential for the area to host additional zones of open-pittable gold mineralization similar to the Fekola deposit, as well as significant zones of saprolite-hosted gold mineralization. A preliminary resource for the saprolite material is expected to be available in early 2017.

Overall, B2Gold is three quarters of the way through a 98,500 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program. During the first quarter, the Company increased its 2016 exploration budget for Mali by $4.5 million. The total budget for 2016 exploration in Mali will now be $11.4 million.

Kiaka Project

On June 29, 2016, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. These indicate the presence of new, potentially higher-grade gold zones. Preliminary internal studies indicate that combining the potential higher-grade ore from the Toega zones with ore from the lower-grade Kiaka deposit could have a very positive effect on the economics of the project. In the first quarter, the Company increased the exploration budget for the areas around the Kiaka deposit by $3 million to a total of $5.6 million on the strength of these results. The additional funds will be used to further explore and conduct infill drilling at the new higher-grade gold zones along with completing detailed metallurgical sampling and testing and base line permitting work.

Otjikoto Mine

The total exploration budget for Namibia including the Otjikoto Mine in 2016 is $4.7 million, which includes 10,700 meters of drilling to infill the down plunge extension of the Wolfshag resource. In addition, drilling has commenced to test the newly acquired interest in the Ondundu Project, located 190 kilometres southwest of the Otjikoto Mine.

Masbate Mine

The Masbate exploration budget for 2016 is approximately $4.9 million consisting of 18,000 metres of drilling to continue to test the Pajo and Montana SE zones and to firm up resources in the Colorado and Main Vein pits. At the same time an aggressive surface exploration program comprising geological target generation and follow up prospecting, geochemical sampling and trenching is being carried out.

La Libertad Mine

Libertad’s exploration budget for 2016 is approximately $5 million for a total of 9,050 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets.

Limon Mine

El Limon’s exploration budget for 2016 is approximately $4.1 million for a total of 8,300 metres of planned diamond drilling. The program is largely comprised of brownfields (near mine) drilling, including further #8 shaft infill drilling, Atravesada infill drilling and some blue-sky potential.

CRITICAL ACCOUNTING ESTIMATES

Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2015. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Ore reserve and resource estimates;
  Value of value-added tax receivables; and
  Uncertain tax positions.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. At September 30, 2016, the Company had a provision totalling $1.8 million outstanding (December 31, 2015 - $4.0 million) representing its best estimate of the outcome of current assessments. The provisions made to date may be subject to change and such change may be material.

RISKS AND UNCERTAINTIES

The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

As described under the section headed “Masbate Mine – Philippines”, the Company’s Masbate Mine is subject to an audit by the DENR. The audit process may result in the issuance of a show cause order or other enforcement action by the DENR, including the suspension of the Masbate Mine, if the Company is not able to resolve the issues raised in the audit. While the Company believes it has comprehensively responded to the issues raised in the audit, the final outcome of the audit and the form and extent of enforcement action or penalties that may be imposed is not known at this time. Enforcement action, such as a suspension of operations or significant penalties, may have a material and adverse effect on our operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The table below shows a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

Consolidated

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	69,942	75,250	197,732	229,169
Inventory sales adjustment	2,073	(2,648)	4,910	(6,174)

Cash operating costs	72,015	72,602	202,642	222,995
Royalties and production taxes per consolidated financial statements	7,840	5,347	19,261	16,103

Total cash costs	79,855	77,949	221,903	239,098

Gold production (ounces)	146,686	124,371	409,772	342,981

Cash operating costs per ounce ($/ounce)	491	584	495	650

Total cash costs per ounce ($/ounce)	544	627	542	697

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015 ).

Otjikoto Mine

	Three months ended		Nine months	Seven months
	September 30		ended	ended
			September 30	September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	15,830	14,937	43,126	40,101
Inventory sales adjustment	547	92	841	(1,274)

Cash operating costs	16,377	15,029	43,967	38,827
Royalties and production taxes	1,794	1,224	4,358	3,076

Total cash costs	18,171	16,253	48,325	41,903

Gold production (ounces)	47,564	38,252	119,439	87,534

Cash operating costs per ounce ($/ounce)	344	393	368	444
Total cash costs per ounce ($/ounce)	382	424	405	479

(1)	Includes the results post-commercial production (March 1, 2015).

Masbate Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,416	31,388	69,047	94,577
Inventory sales adjustment	(2,207)	(3,761)	(129)	(3,517)

Cash operating costs	22,209	27,627	68,918	91,060
Royalties and production taxes	3,875	2,507	9,439	7,881

Total cash costs	26,084	30,134	78,357	98,941

Gold production (ounces)	47,676	40,368	157,591	127,845

Cash operating costs per ounce ($/ounce)	466	684	437	712

Total cash costs per ounce ($/ounce)	547	746	497	774

La Libertad Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,725	20,667	60,817	65,988
Inventory sales adjustment	2,024	(76)	3,226	(1,590)

Cash operating costs	23,749	20,591	64,043	64,398
Royalties and production taxes	1,002	723	2,561	2,107

Total cash costs	24,751	21,314	66,604	66,505

Gold production (ounces)	37,261	31,234	97,266	84,241

Cash operating costs per ounce ($/ounce)	637	659	658	764

Total cash costs per ounce ($/ounce)	664	682	685	789

El Limon Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	7,971	8,258	24,742	28,503
Inventory sales adjustment	1,709	1,094	972	207

Cash operating costs	9,680	9,352	25,714	28,710
Royalties and production taxes	1,169	893	2,903	3,039

Total cash costs	10,849	10,245	28,617	31,749

Gold production (ounces)	14,185	14,517	35,476	43,361

Cash operating costs per ounce ($/ounce)	682	644	725	662

Total cash costs per ounce ($/ounce)	765	706	807	732

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “All-in sustaining costs per gold ounce”, which has no standard meaning under IFRS. These standards became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to restricted share units “RSUs ”, community relations expenditures, and reclamation liability accretion, all divided by the total gold ounces produced to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	69,942	75,250	197,732	229,169
Inventory sales adjustment	2,073	(2,648)	4,910	(6,174)

Cash operating costs	72,015	72,602	202,642	222,995
Royalties and production taxes per consolidated financial statements	7,840	5,347	19,261	16,103
Corporate administration	8,137	8,770	23,799	28,830
Share-based payments – RSUs(2)	462	673	3,303	3,746
Community relations	677	1,036	2,522	2,974
Reclamation liability accretion (3)	229	366	810	1,068
Realized losses on fuel derivative contracts	797	909	4,097	1,916
Sustaining capital expenditures(4)	8,011	15,084	47,024	52,979
Sustaining exploration	4,776	4,082	10,200	12,565

Total all-in sustaining costs	102,944	108,869	313,658	343,176

Gold production (ounces)	146,686	124,371	409,772	342,981

All-in sustaining cost per ounce ($/ounce)	702	875	765	1,001

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015 ).

(2)	Included as a component of Share-based payments on the statement of operations.

(3)	Excludes reclamation accretion relating to Kiaka and Fekola.

(4)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the sustaining capital expenditures and exploration to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	17,049	28,106	75,386	86,391
Otjikoto Mine construction, expansion and pre-production costs net of sales proceeds	-	(7,795)	-	(27,020)
Jabali underground development	(313)	(1,351)	(475)	(2,516)
Masbate plant expansion and power plant upgrade	(3,586)	(3,876)	(13,305)	(3,876)
Otjikoto and Wolfshag prestripping	(5,139)	-	(14,582)	-

Sustaining capital expenditures	8,011	15,084	47,024	52,979

(1)	Includes the results from the Otjikoto Mine post-commercial production (March 1, 2015).

Otjikoto Mine

	Three months ended		Nine months	Seven months
	September 30		ended	ended
			September 30	September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	15,830	14,937	43,126	40,101
Inventory sales adjustment	547	92	841	(1,274)

Cash operating costs	16,377	15,029	43,967	38,827
Royalties and production taxes	1,794	1,224	4,358	3,076
Corporate administration	1,019	1,135	2,868	2,983
Share-based payments – RSUs(2)	36	162	181	341
Community relations	108	91	263	217
Reclamation liability accretion	47	98	168	350
Realized losses on fuel derivative contracts	78	-	558	-
Sustaining capital expenditures(3)	2,384	489	19,267	797
Sustaining exploration	696	1,271	1,346	3,239

Total all-in sustaining costs	22,539	19,499	72,976	49,830

Gold production (ounces)	47,564	38,252	119,439	87,534

All-in sustaining cost per ounce ($/ounce)	474	510	611	569

(1)	Includes the results from the Otjikoto Mine from March 1, 2015.

(2)	Included as a component of Share-based payments on the statement of operations.

(3)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months	Seven months
	September 30		ended	ended
			September 30	September 30
	2016	2015	2016	2015(1)
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	7,523	8,284	33,849	27,817
Otjikoto Mine construction, expansion and pre-production costs net of sales proceeds	-	(7,795)	-	(27,020)
Push-back 2 prestripping	(3,710)	-	(13,153)	-
Wolfshag prestripping	(1,429)		(1,429)

Sustaining capital expenditures	2,384	489	19,267	797

(1)	Includes the results from the Otjikoto Mine from March 1, 2015.

Masbate Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,416	31,388	69,047	94,577
Inventory sales adjustment	(2,207)	(3761)	(129)	(3,517)

Cash operating costs	22,209	27,627	68,918	91,060
Royalties and production taxes	3,875	2,507	9,439	7,881
Corporate administration	1,355	1,545	2,824	3,163
Share-based payments – RSUs(1)	-	1	-	38
Reclamation liability accretion	109	120	360	336
Realized losses on fuel derivative contracts	518	753	2,608	1,616
Sustaining capital expenditures(2)	1,325	7,994	8,956	24,060
Sustaining exploration	1,590	1,024	3,268	3,406

Total all-in sustaining costs	30,981	41,571	96,373	131,560

Gold production (ounces)	47,676	40,368	157,591	127,845

All-in sustaining cost per ounce ($/ounce)	650	1,030	612	1,029

(1)	Included as a component of Share-based payments on the statement of operations.

(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,911	11,870	22,261	27,936
Masbate plant expansion	(2,817)	(3,876)	(12,536)	(3,876)
Power plant upgrade	(769)	-	(769)	-

Sustaining capital expenditures	1,325	7,994	8,956	24,060

La Libertad Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	21,725	20,667	60,817	65,988
Inventory sales adjustment	2,024	(76)	3,226	(1,590)

Cash operating costs	23,749	20,591	64,043	64,398
Royalties and production taxes	1,002	723	2,561	2,107
Corporate administration	720	1,131	3,043	3,599
Share-based payments – RSUs(1)	-	-	-	12
Community relations	308	627	1,527	1,920
Reclamation liability accretion	32	60	124	153
Realized losses on fuel derivative contracts	201	156	931	300
Sustaining capital expenditures(2)	1,974	1,025	13,512	11,351
Sustaining exploration	1,368	1,060	3,097	3,255

Total all-in sustaining costs	29,354	25,373	88,838	87,095

Gold production (ounces)	37,261	31,234	97,266	84,241

All-in sustaining cost per ounce ($/ounce)	788	812	913	1,034

(1)	Included as a component of Share-based payments on the statement of operations.

(2)	Refer to Sustaining Capital Expenditures reconciliation below.

The table below shows a reconciliation of the La Libertad Mine sustaining capital expenditures and exploration to the amounts recorded in the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	2,287	2,385	13,987	13,867
Jabali underground development	(313)	(1,360)	(475)	(2,516)

Sustaining capital expenditures	1,974	1,025	13,512	11,351

El Limon Mine

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	7,971	8,258	24,742	28,503
Inventory sales adjustment	1,709	1,094	972	207

Cash operating costs	9,680	9,352	25,714	28,710
Royalties and production taxes	1,169	893	2,903	3,039
Corporate administration	539	497	1,783	1,510
Share-based payments – RSUs(1)	-	-	-	6
Community relations	261	318	732	837
Reclamation liability accretion	41	88	158	229
Sustaining capital expenditures	2,328	5,567	5,289	16,771
Sustaining exploration	1,122	727	2,489	2,665

Total all-in sustaining costs	15,140	17,442	39,068	53,767

Gold production (ounces)	14,185	14,517	35,476	43,361

All-in sustaining cost per ounce ($/ounce)	1,067	1,201	1,101	1,240

(1)	Included as a component of Share-based payments on the statement of operations.

All capital and exploration expenditures at El Limon Mine are considered to be sustaining expenditures.

Adjusted net income

Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income is set out in the table below:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income (loss) for the period	35,678	(13,585)	30,523	(30,028)
Adjustments:
Gain on sale of Bellavista property	-	-	-	(2,192)
Loss (gain) on fair value of convertible notes	9,276	(12,513)	52,669	(5,842)
Impairment of long-lived assets	9,749	-	9,749	-
Write-off of mineral property interests	-	8,117	3,867	8,117
Share-based payments	3,963	3,078	11,435	12,213
Write-down of long-term investments	3	3,360	185	5,215
Non-recurring non-cash interest and financing expense	-	-	-	5,521
Unrealized (Gains) losses on derivative instruments	(12,532)	9,190	(2,432)	15,010
Deferred income tax expense (recovery)	2,480	4,540	(9,530)	3,690

Adjusted net (loss) income	48,617	2,187	96,466	11,704

Basic weighted average number of common shares outstanding (in thousands)	948,305	924,101	935,276	921,397

Adjusted consolidated net earnings per share–basic ($/share)	0.05	0.00	0.10	0.01

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2016	2016	2016	2015	2015	2015	2015(3)	2014

Gold revenue ($ in thousands)	193,049	164,803	144,252	139,008	139,250	136,506	138,892	122,422

Gold sold (ounces)	145,029	130,829	120,899	127,482	124,481	114,423	114,799	102,612

Average realized gold price ($/ounce)	1,331	1,260	1,193	1,090	1,119	1,193	1,210	1,193

Gold produced (ounces)	146,686	135,242	127,844	131,469	124,371	121,566	97,044	111,804

Cash operating costs (1) ($/ounce gold)	491	494	499	527	584	677	701	646

Total cash costs (1) ($/ounce gold)	544	535	545	580	627	725	753	686

Net income (loss) for the period ($ in thousands)	35,678	(11,806)	6,651	(115,085)	(13,585)	(22,784)	6,341	(356,750)

Earnings (loss) per share (2) – basic ($)	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.01	(0.39)

Earnings (loss) per share (2) – diluted ($)	0.04	(0.01)	0.01	(0.13)	(0.02)	(0.02)	0.00	(0.39)

Cash flows from operating activities ($ in thousands)	90,316	67,604	171,553	48,513	33,911	34,315	58,663	41,090

(1)	A cautionary note regarding non-IFRS measures is included in the section titled “Non-IFRS Measures.”

(2)	Attributable to the shareholders of the Company.

(3)	Starting March 1, 2015, the table includes results from the Otjikoto Mine which reached commercial production February 28, 2015.

Quarterly gold revenue increased in the first nine months of 2016 due to the strong operating performance combined with the increase in the average realized gold price. Quarterly cash flows from operating activities for the first nine months ended 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions.

Quarterly gold revenue increased significantly from 2014 levels in all four quarters of 2015 due to the start of commercial production at the Company’s new Otjikoto Mine which contributed to higher ounces sold. The Otjikoto Mine reached commercial production on February 28, 2015. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad Mines and investment in Gramalote joint venture.

The net loss in the fourth quarter of 2014 reflected a $436.0 million impairment charge, net of deferred income tax recoveries of $130.8 million, relating to the Masbate Mine’s long-lived assets.

OUTLOOK

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is now expected to be in the range of 535,000 to 575,000 ounces (an increase from the original range of 510,000 to 550,000 ounces), reflecting the continued very strong performance of the Masbate Mine and record production from the Otjikoto Mine. In conjunction with this and based on the Company’s solid operational performance over the first nine months of 2016, its expectation for full-year consolidated cash operating costs for fiscal 2016 have been revised and are now expected to be in the range of $500 to $ 535 per ounce (a reduction from the Company’s original guidance range of $560 to $595 per ounce). The Company’s consolidated all-in sustaining costs have also been revised and are now expected to be in the range of $780 to $ 810 per ounce (a reduction from the Company’s original guidance range of $895 to $925 per ounce).The improvement in consolidated cash operating and all in sustaining costs against both budget and prior year reflects ongoing cost optimization efforts at all sites, lower fuel costs at all sites and higher than budgeted production at the Masbate Mine, Otjikoto and Libertad Mines.

In March 2016, the Company put several new funding measures in place. A total of $120 million was received from Prepaid Sales transactions and the Company has signed a Euro 71.4 million Equipment Facility with Caterpillar Financial SARL. In addition, higher realized gold prices and better operating cost performance from the Company’s mines continue to significantly improve operating cash flows. In the third quarter of 2016, operating cash flows from the Company’s mining operations totalled $90.3 million, almost tripling from the prior year quarter. Year to date, the Company has generated $329.5 million from operating activities (including proceeds from the Prepaid Sales transactions). The Company expects that the combination of the new funding measures and continued strong performance from operations will provide sufficient liquidity and resources to maintain operations (including maintaining available liquidity of at least $100 million) and ensure that, based on current assumptions, construction of the Fekola Project is fully funded through to completion (forecast to be the fourth quarter of 2017).

The core activities of the Company remain its current mining operations and the construction of its Fekola Project. The Fekola Project is currently in construction and scheduled to commence production in late 2017. The Company has recently approved an $18 million budget for the expansion of the Fekola mill from 4 million tonnes per year to 5 million tonnes per year which is expected to be brought on-line in the fourth quarter of 2017 in conjunction with the main plant commissioning. Fekola is expected to be another low-cost mine and should enable the Company to significantly increase its production base while at the same time reduce its longer term forecast consolidated cash operating costs per gold ounce and all-in sustaining costs per gold ounce.

In addition to its development of Fekola, the Company has also focused on maintaining strategic development expenditures on core projects such as the Masbate Mine process plant upgrade. These core project investments should continue to contribute to the Company’s overall operating cost improvements, operational efficiencies and production growth profile. Sustainable organic growth also requires a continued focus on exploration, including both brownfield exploration at the Company’s existing projects and additional greenfield opportunities. The most significant areas of exploration focus for the Company are in West Africa. As part of the 2016 budget, the Company originally allocated $30 million for exploration activities. Since the beginning of 2016, the Company has committed additional funds totalling approximately $15m to pursue additional greenfield exploration targets in both Mali and Burkina Faso ($8million) and to update the Kiaka Feasibility study ($7 million).Coupled with this focus on its core projects, and in conjunction with a determination as to best deployment of investment capital, the Company has undertaken a review of its non-core projects during the period. As a result, the Company has commenced a process to consider offers for the sale of the Gramalote Joint Venture development project in Colombia, along with a process to restructure its 51% interest in the joint operations in Nicaragua with Calibre Mining. Corp.

The Company’s ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company’s production profile, clearly demonstrates that its cost effective growth strategy is working. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs.

Based on current assumptions and updates to the Company’s long-term mine plans, the Company is projecting gold production in 2016 of between 535,000 to 575,000 ounces, 520,000 to 570,000 ounces in 2017 and significantly increasing to between 900,000 to 950,000 ounces in 2018 with the planned first full year of production from the Fekola Project.

OUTSTANDING SHARE DATA

At November 2, 2016, 955,746,311 common shares were outstanding. In addition, there were approximately 50,976,307 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$9.20 per share and approximately 1,236,209 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company’s projected gold production of between 535,000 to 575,000 ounces in 2016 and production being weighted towards the second half of 2016; anticipated revenue; projected operating and production costs and guidance; estimates of capital expenditures and planned investments, including the timing of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including: negotiating and finalizing the Mining Convention and Shareholder Agreement for the Exploitation Company with the Government of Mali and the ownership of the Exploitation Company by the end of 2016; the Government of Mali’s potential exercise of an option to acquire an additional 10% of the Exploitation Company; the development and production from the Fekola Project by late 2017 and the Fekola Project being on schedule, on budget and fully funded; the Fekola Mine being a low cost mine and reducing the Company’s consolidated operating costs; the Fekola mill expansion complete in late 2017, with potential throughput of up to five million tonnes per year in the initial years of production, the estimated capital expenditures required to reach such throughput and the potential to increase estimated production at Fekola; completion of the relocation of Fadougou according to the RAP; completion of a preliminary resource for saprolite material in early 2017; completion of a life of mine plan and engineering study for the Otjikoto Mine incorporating the Wolfshag zone; updating the Kiaka Project feasibility study; the projections included in existing technical reports, economic assessments and feasibility studies, including the feasibility study for the Fekola Project; the potential for expansion of production capacity, including the expansion of gold production at the Otjikoto Mine and anticipated production from the adjacent Wolfshag zone in late 2016 accessing higher grades and increasing production at Otjikoto in 2017 and beyond; Wolfshag continuing to produce higher than average grade ore for three to five years; the resolution of the audit by the DENR in relation to the Masbate Mine; the plant upgrade at Masbate improving gold recoveries and sustaining throughput; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit in the second half of 2017; production shortfalls as a result of delays in accessing ore at Jabali being fully offset; the forecast that La Libertad’s mill feed in the second half of 2016 will contain a higher percentage of high grade ore; stockpiling of higher grade ore at Masbate and continued strong production; gold production at Limon being weighted to the second half of 2016; planned exploration and exploration budgets, including the planned exploration at Fekola and Kiaka and the results thereof and the potential identification of new mineralization or discoveries there and the effect of adding mineralization from the Toega prospect on the economics of the Kiaka Project; the extension of the Company’s income tax holiday for the Masbate Mine; the proposed restructuring of the Company’s interest in a joint operation with Calibre Mining Corp. in Nicaragua; the delivery of ounces under the Prepaid Sales transactions; the adequacy of capital for continued operations; the satisfaction of conditions precedent and completion of funding under the Equipment Facility with Caterpillar; and estimates regarding the outcome of tax audits. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws, risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; litigation risk; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in documents referenced in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in documents referenced in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in documents referenced in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards.

In addition, documents referenced in this Management’s Discussion and Analysis use the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in documents referenced in this Management’s Discussion and Analysis is economically or legally mineable. For the above reasons, information contained in documents referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

Tom Garagan, Senior Vice President of Exploration and Peter Montano, Project Director, both qualified persons under NI 43-101, have approved the disclosure of scientific and technical information contained in this MD&A